13G                     Page 1 of 5 Pages



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G


                                 (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                   Under the Securities Exchange Act of 1934
                               (Amendment No.)*



                             BEI Technologies, Inc.
                                (Name of Issuer)


                     Common Stock Par Value $0.001 Per Share
                         (Title of Class of Securities)


                                    05538P104
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].


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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.05538P104                   13G                    Page 2 of 5 Pages



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   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

          Societe Generale Asset Management Corp. 13-3557071


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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3.  SEC USE ONLY




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   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


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   NUMBER OF      5.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH               427,000 Shared with its investment advisory client(s)
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                         427,000 Shared with its investment advisory client(s)

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   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           427,000

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  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



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  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.08%

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  12.  TYPE OF REPORTING PERSON*

          IA


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G                   Page 3 of 5 Pages



Item 1.     (a)   Name of Issuer:
                         BEI Technologies, Inc. (the "Issuer").
                  -------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:
                      One Post Street, Suite 250, San Francisco, CA 94104
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:
                         Societe Generale Asset Management Corp.,
                         a Delaware corporation (the "Adviser").
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:
                         The principal office of the Adviser is located at
                         1221 Avenue of the Americas, New York, NY 10020
                  --------------------------------------------------------------
            (c)   Citizenship:
                         The Adviser is a Delaware corporation
                  --------------------------------------------------------------
            (d)   Title of Class of Securities:
                        Common Stock($0.001 par value per share) (the "Shares").
                  --------------------------------------------------------------
            (e)   CUSIP Number:
                                   05538P104
                               -------------------------------------------------
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act,

            (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act,

            (c)   [ ]   Insurance Company  as defined  in Section  3(a)(19) of
                        the Act,

            (d)   [ ]   Investment Company registered under  Section 8 of  the
                        Investment Company Act,

            (e)   [X]   Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940,

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(ii)(F); see Item 7,

            (g)   [ ]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G); see Item 7,

            (h)   [ ]   Group, in accordance with Section
                        240.13d-1(b)(1)(ii)(H).

                                      13-G                   Page 4 of 5 Pages



Item 4.     Ownership.


            If more than five percent of the class is owned, indicate:

            (a) Amount beneficially owned:  427,000 Shares

            (b) Percent of class:   6.08% of the outstanding Shares.

            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: None

                  (ii) Shared power to vote or to direct the vote: 427,000

                  (iii) Sole power to dispose or to direct the disposition of

                         None

                  (iv) Shared power to dispose or to direct the disposition of

                       427,000, and

            (d) Shares which there is a right to acquire: None.


Item 5.     Ownership of Five Percent or Less of a Class.

                    Not Applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

                    Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                    Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

                    Not Applicable.

Item 9.     Notice of Dissolution of Group.

                    Not Applicable.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                       13G                    Page 5 of 5 Pages


                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     January 29, 1998

SOCIETE GENERALE ASSET MANAGEMENT CORP.
By:       /s/Jean-Marie Eveillard
Title:    Jean-Marie Eveillard, President